UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Mobile TeleSystems PJSC

(Name of Issuer)

Common Stock, nominal value 0.1 Russian ruble per share (the “Shares”)

American Depositary Shares, each representing two Shares (the “ADSs”)

(Title of Class of Securities)

6074091 (Shares)

607409109 (ADSs)

(CUSIP Number)

Sistema PJSFC

Mokhovaya Str 13, Building 1

Moscow 125009, Russian Federation

Attention: Mikhail Shamolin

t: +7 (495) 228-1500 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

David I. Gottlieb

Cleary Gottlieb Steen & Hamilton LLP

City Place House, 55 Basinghall Street

London EC2V 5EH, England

t: +44 20 7614 2230 f: +44 20 7600 1698

October 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6074091 (Shares)/ 607409109 (ADSs)
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sistema PJSFC (formerly “Joint Stock Financial Corporation Sistema”)
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Russian Federation
Number of shares	7	Sole Voting Power 1,008,008,866
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 1,008,008,866
With	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,008,008,866
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 50.66%
14		Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vladimir P. Evtushenkov
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Russian Federation
Number of shares	7	Sole Voting Power 1,008,008,866
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 1,008,008,866
With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,008,008,866
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.66%
14	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sistema Finance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number of shares	7	Sole Voting Power 151,316,880
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 151,316,880
With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 151,316,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.60%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sistema Telecom Assets LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Russian Federation
Number of shares	7	Sole Voting Power 220,467,234
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 220,467,234
With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,467,234
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.08%
14	Type of Reporting Person (See Instructions) CO

This Amendment No. 7 (this “Amendment”) is filed by the persons listed below and amends and supplements the Schedule 13D filed on March 24, 2003, as amended by Amendment No. 1 to the Schedule 13D filed on April 21, 2003, Amendment No. 2 to the Schedule 13D filed on April 30, 2003, Amendment No. 3 to the Schedule 13D filed on December 17, 2004, Amendment No. 4 to the Schedule 13D filed on December 23, 2005, Amendment No. 5 to the Schedule 13D filed on June 28, 2016 and Amendment No. 6 to Schedule 13D filed on September 23, 2016 (as amended, the “Schedule 13D”) with respect to the shares of common stock, par value 0.1 Russian ruble per share (the “Shares”) and American Depositary Shares, each representing two Shares (“ADSs”), of Mobile TeleSystems PJSC (the “Issuer”). The address of the principal executive offices of the Issuer is 4 Marksistskaya Ulitsa, Moscow 109147, Russian Federation. This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D is unaffected hereby. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer
Item 2.	Identity and Background

The first paragraph of part (a)-(c) of item 2 is hereby amended and restated as follows:

This statement is being filed by (1) Sistema PJSFC (formerly referred to as “Joint Stock Financial Corporation Sistema”), an open joint stock company organized under the laws of the Russian Federation (“Sistema”), (2) Sistema Telecom Assets LLC, a limited liability company organized under the laws of the Russian Federation (“STA”), (3) Sistema Finance S.A., a corporation organized under the laws of Luxembourg (“Sistema Finance”) and (4) Vladimir P. Evtushenkov (“Mr. Evtushenkov”), a citizen of the Russian Federation.  Sistema, STA, Sistema Finance and Mr. Evtushenkov are referred to herein as the “Reporting Persons.”

The seventh paragraph of part (a)-(c) of Item 2 is hereby amended and restated as follows:

The directors and executive officers of each of Sistema (other than Mr. Evtushenkov), Sistema Finance and STA are set forth in Exhibit A attached hereto. Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

The description contained herein supplements Item 4 in the Schedule 13D and should be read in connection therewith:

On October 31, 2016, the Issuer, through its subsidiary Stream Digital, LLC acting as offeror (the “Offeror”), commenced an issuer tender offer to purchase its common stock (the “Tender Offer”). The Reporting Persons will not participate in the Tender Offer. On October 31, 2016, Sistema and the Offeror entered into a stock purchase agreement (the “Stock Purchase Agreement”, a copy of which is attached hereto as Exhibit C and incorporated herein by reference) pursuant to which Sistema has agreed not to tender or sell any shares in the Tender Offer and instead has agreed to sell to the Offeror, following completion of the Tender Offer, a pro rata number of Shares based on the number of Shares that the Offeror purchases in the Tender Offer, such that Sistema’s (together with its affiliated entities’) aggregate percentage ownership and voting power in the Issuer after the Tender Offer will be substantially equal to Sistema’s and such affiliates’ ownership and voting power as at the date of commencement of the Tender Offer. Pursuant to the terms of the Stock Purchase Agreement, Sistema may sell up to a maximum amount of 25,454,636 Shares. Settlement (including transfer of the Shares and payment thereof) pursuant to the Purchase Agreement will be carried out at the same price per Share as is determined and paid as the “strike price” in accordance with the terms of the Tender Offer, and is expected to occur no earlier than on the eleventh business day and no later than the twenty-first business day following the expiration of the Tender Offer. Assuming that the Tender Offer is fully subscribed for RUB 4,934,527,300, the aggregate purchase price for the Shares is expected to be approximately RUB 5,065,472,700 (corresponding to US$80,353,311 million translated at the exchange rate of US$1.00 to RUB 63.04, which was the exchange rate on October 28, 2016). The closing of the purchase and sale of the Shares is subject to the completion of the Tender Offer.

Subject to the conditions mentioned herein and in the Schedule 13D, the Reporting Persons may acquire additional Shares or ADSs and/or sell or hold Shares or ADSs currently held. Any actions Sistema or the other Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Shares or ADSs; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth in this Amendment and the Schedule 13D, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following paragraph:

The information contained in Item 4 of this Amendment is incorporated herein by reference. An English translation of the Stock Purchase Agreement is attached hereto as Exhibit C and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit A Directors and Officers of Sistema, Sistema Finance and STA
Exhibit B Joint Filing Agreement*
Exhibit C English Translation of Stock Purchase Agreement
*Incorporated herein by reference to Exhibit B to Amendment No. 6 filed on September 23, 2016

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 2016

SISTEMA PJSFC

By:	/s/ Mikhail Shamolin
Name:	Mikhail Shamolin
Its:	Chief Executive Officer

SISTEMA FINANCE S.A.

By:	/s/ Emile Wirtz
Name:	Emile Wirtz
Its:	Director

SISTEMA TELECOM ASSETS LLC
By:	/s/ Natalia Koroleva
Name:	Natalia Koroleva
Its:	General Director

/s/ Vladimir P. Evtushenkov
Vladimir P. Evtushenkov

EXHIBIT INDEX

Exhibit A (99.1)	Directors and Officers of Sistema, Sistema Finance and STA
Exhibit B (99.2)	Joint Filing Agreement*
Exhibit C (99.3)	English Translation of Stock Purchase Agreement
*Incorporated herein by reference to Exhibit B to the Amendment No. 6 filed on September 23, 2016